

Head Office

P.O. Box No. 5
The Mound
EDINBURGH EH1 1YZ

U.S. POST OFFICE DELAYED

Telephone: Direct Line 0131 243 5522
Switchboard 0131 442 7777
Fax: 0131 243 5516
Telex 72275

Securities and Exchange Commission,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

Our Ref:

Your Ref: 82/3240

18th October, 2001


02002958

SUPPL

Dear Sirs,

Re: Exemption filing pursuant to Rule 12g3-2(b)

I refer to the US Securities Exchange Act 1934 Section 12(g) and specifically the exemption held under Rule 12(g)3-2(b) for securities of the Governor and Company of the Bank of Scotland (now part of HBOS plc). Pursuant to the ongoing obligation to provide relevant information I now enclose copies of announcements made to the London Stock Exchange.

Yours faithfully,

Kenny Melville,
Assistant Manager.

Enc.

Announcement Details

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:54 17 Oct 2001
RNS Number	7742L


FEB 05 2002

Full Announcement Text

RNS Number:7742L
HBOS PLC
17 October 2001

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby
Brian Ivory
John Maclean
George Mitchell
Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The Shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of an employee participating in the Scheme who is beneficially entitled to such Shares and the Directors had no role in making any decision to sell.

7) Number of shares acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 279

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 797.05p

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,724,785 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.22%

END

Announcement Details

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:32 15 Oct 2001
RNS Number	5991L

Full Announcement Text

RNS Number:5991L
HBOS PLC
15 October 2001

1) Name of company:

HBOS plc

2) Name of Director:

ames Crosby
Brian Ivory
John Maclean
George Mitchell
Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The Shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of an employee participating in the Scheme who is beneficially entitled to such Shares and the Directors had no role in making any decision to sell.

7) Number of shares acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 127

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 788.52p

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,725,064 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.22%

END

Announcement Details

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	15:08 11 Oct 2001
RNS Number	4895L

Full Announcement Text

RNS Number:4895L
HBOS PLC
11 October 2001

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby
ian Ivory
John Maclean
George Mitchell
Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were transferred in terms of the Rules of the Scheme to the beneficiary of a member of staff who died.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares/amount of stock disposed: 1,248

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: N/A

13) Date of transaction: 11th October 2001

Stock Ownership Scheme following this notification:

7,725,191 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.22%

END

Announcement Details

Company	HBOS PLC
TIDM	HBOS
Headline	Purchase of Own Securities
Released	16:53 27 Sep 2001
RNS Number	7842K

Full Announcement Text

RNS Number:7842K
HBOS PLC
27 September 2001

HBOS plc

27 September 2001

Purchase of own securities

On 27 September 2001 HBOS plc ("Company") purchased off-market 100,100 ordinary shares of the Company from each of Cazenove & Co. Ltd and Lazard Nominees Limited for an aggregate amount of #100,050 or approximately 49.98 pence per share. The purchase arrangements are described in the Listing Particulars of the Company dated 13 June 2001 and relate to the Company's initial capital structuring arrangements. Neither Cazenove & Co. Ltd nor Lazard Nominees Limited derived any economic benefit from the purchase transaction.

END

Announcement Details

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:33 20 Sep 2001
RNS Number	3802K

Full Announcement Text

RNS Number:3802K
HBOS PLC
20 September 2001

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby
Brian Ivory
John Maclean
George Mitchell
Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The Shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of an employee participating in the Scheme who is beneficially entitled to such Stock and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares/amount of stock disposed: 56

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

13) Date of transaction: 20th September 2001

14) Date company informed: 20th September 2001

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,726,439 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.22%

END
